[LETTERHEAD OF SANDLER O’NEILL + PARTNERS, L.P.]
August 10, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Madison Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-167455
Ladies and Gentlemen:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Madison Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Thursday, August 12, 2010 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours, SANDLER O’NEILL + PARTNERS, L.P.
/s/ Christopher J. DeCresce
Christopher J. DeCresce
Authorized Signatory

cc: Erin Magnor, Esq., Securities and Exchange Commission